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December 6, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Bennett
Brian Cascio
Jessica Ansart
Lauren Nguyen

Re:	Denali SPAC Holdco, Inc. Amendment No. 5 to Registration Statement on Form S-4 Filed November 22, 2023 File No. 333-270917

Ladies and Gentlemen:

On behalf of Denali SPAC Holdco, Inc. (the “Company”), we transmit herewith Amendment No. 6 (“Amendment No. 6”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 4, 2023 (the “Letter”). For ease of reference, the numbered paragraph below corresponds to the numbered comment in the Letter, with the Staff’s comment presented in bold font type.

The response below follows the numbered comment from the Letter. All page references in the response set forth below refer to page numbers in Amendment No. 6, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-4

General

1.	We note your disclosure that in a shareholders’ meeting held on October 11, 2023, Denali Capital Acquisition Corp. resolved to eliminate the net tangible assets limitation that the Company may not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001. Denali Capital Acquisition Corp. disclosed in the proxy statement filed on September 25, 2023 that it believes that it may rely on another exclusion from “penny stock” rules, which relates to it being listed on the Nasdaq Stock Market (Rule 3a51-1(a)(2)), to not be deemed a penny stock issuer. In this context, please discuss the risks that Holdco’s common stock and warrants may not be approved for initial listing on Nasdaq or the shares may be delisted from Nasdaq, or tell us why you believe this does not present a material risk.

Response: The Company acknowledges the Staff’s comment and has made changes on pages  xvii, xviii, 25, 44 and 45. The Company also respectfully directs the Staff’s attention to the existing risk factor “Nasdaq may not list Holdco’s securities on its exchange, which could limit investors’ ability to make transactions in Holdco’s securities and subject Holdco to additional trading restrictions” on page 43.

If you have any questions regarding the foregoing or Amendment No. 6, please contact the undersigned at (212) 839-5430.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Jiandong (Peter) Xu, Denali SPAC Holdco, Inc. Joshua G. Duclos, Sidley Austin LLP Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP